Giovanni Caruso Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 3, 2023

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Cara Wirth
Dietrich King

Re:	Brilliant Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4 Filed September 8, 2023 File No. 333-273401

Dear Ms. Wirth and Mr. King:

On behalf of our client, Brilliant Acquisition Corp., a British Virgin Islands business company (the “Company” or “Brilliant”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter (the “Comment Letter”), dated September 27, 2023, regarding Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-273401), filed by the Company on September 8, 2023 (the “Prior Registration Statement”).

Brilliant is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) contemporaneously with the filing of this response letter. The newly filed Registration Statement reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 Filed September 8, 2023

Extensions of Time to Consummate Brilliant’s Initial Business Combination, page 26

1. We note your amended disclosure in response to comment 2, including your revised risk factor on page 27. We note your statement that “Brilliant’s management and representatives of Nukkleus together with their respective counsel intend to participate in a hearing before the Panel scheduled for August 31, 2023.” Please revise here and elsewhere as appropriate to update for developments that occurred at or after the August

31, 2023 meeting. Additionally, please revise or add a new risk factor that addresses your statement on page 117 “Nasdaq has not provided a response to Brilliant’s extension to December 23, 2023 as of the date of this joint proxy statement/prospectus.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 89, 117, and 179-180 of the Registration Statement.

Exclusive Forum Selection, page 135

2. We note your amended disclosure in response to comment 7. Your revised disclosure on page 135 states that “[t]he Amended Charter further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.” However, your Amended and Restated Certificate of Incorporation states that “the Court of Chancery and the federal district courts of the United States of America shall, to the fullest extent permitted by law, have concurrent jurisdiction for the resolution of any complaint asserting a cause of action arising under the Securities Act ... .” Please revise for consistency.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Registration Statement.

Material U.S. Federal Income Tax Consequences

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Nukkleus Securities,

3. We note your amended disclosure in response to comment 5 and we reissue it in part. We note that counsel’s opinion in the section titled “U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Nukkleus Securities” is a “should” opinion. Please revise to explain clearly why counsel cannot give a “will” opinion. Refer to Section III.C of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 81, and 153 of the Registration Statement. Additionally, ArentFox Schiff LLP has filed as Exhibit 8.2 to the Registration Statement an updated draft opinion that is intended to comply with the requirements of the referenced Staff Legal Bulletin. A final, executed opinion will be filed as an exhibit to the Company’s Registration Statement by amendment.

General

4. We note your amended disclosure in response to comment 9. Please revise to address Brilliant’s status and its ability to enter into and complete a business combination without interference by the Chinese government. Additionally, we note that you added a risk factor on page 86 regarding your CFIUS status. Please disclose whether you have sought CFIUS approval in connection with this transaction and explain such decision.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner, Loeb & Loeb LLP